SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 11, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 12, 2015

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the First Quarter of Fiscal 2015, and Announces Changes in Management

Revenue Up 14.9% Year-over-year to $21.5 Million, Exceeding Guidance

Net Income Up 33.9% Year-over-year to $4.6 Million

BEIJING — February 11, 2015 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the first quarter of fiscal year 2015 ended December 31, 2014.

First Quarter Fiscal 2015 Financial and Operational Highlights

•	Total course enrollments were approximately 1,100,000 in the first quarter of fiscal 2015, an increase of 16.6% from the first quarter of fiscal 2014.

•	Cash receipts from online course registration increased by 16.9% to $20.1 million from the first quarter of fiscal 2014.

•	Net revenue increased by 14.9% to $21.5 million from $18.7 million in the prior year period, and exceeded the Company’s previous guidance range of $20.0 million to $20.9 million.

•	Gross profit increased by 13.5% to $11.6 million from $10.3 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 13.7% to $11.7 million from $10.3 million in the prior year period.

•	Gross margin was 54.2%, compared with 54.9% in the prior year period. Non-GAAP[1] gross margin was 54.3%, compared with 54.9% in the prior year period.

•	Operating income increased by 26.1% to $4.8 million from $3.8 million in the prior year period.

•	Non-GAAP[1] operating income increased by 30.4% to $5.1 million from $3.9 million in the prior year period.

•	Net income increased by 33.9% to $4.6 million from $3.4 million in the prior year period.

•	Non-GAAP[1] net income increased by 38.5% to $4.8 million from $3.5 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.128 and $0.128, respectively, representing a year-over-year increase of 26.7% and 28.0%, respectively, from a basic and diluted net income per ADS of $0.101 and $0.100, respectively, for the first quarter of fiscal 2014. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS was $0.136 and $0.135, respectively, representing a year-over-year increase of 32.0% and 32.4%, respectively, from a basic and diluted net income per ADS of $0.103 and $0.102, respectively, for the first quarter of fiscal 2014.

•	Operating cash flow decreased by 14.2% to $6.9 million from $8.1 million in the first quarter of fiscal 2014.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are delighted to report a great start to fiscal 2015, exceeding the top end of our revenue guidance, and reaching the milestone of one million quarterly enrollments for the first time. Our healthy performance is underpinned by our continued focus on delivering high quality courseware and services to our students. Looking ahead, as students migrate from offline to online education, we intend to continue our efforts to further penetrate our core vertical markets by driving new enrollments into our existing courses, while launching new courses into both existing and new verticals. In addition, we continue to drive growth through innovation by developing a deeper understanding of our students’ learning needs through our “big data” solutions to better serve our students life-long learning needs via our open learning platform and our comprehensive online and mobile learning platforms.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We are pleased with our overall financial performance in our seasonally light first fiscal quarter of 2015. First quarter net income grew 33.9% year-over-year, exceeding revenue growth of 14.9% year-over-year, underscoring the earnings power of our highly scalable business model. As we head into our heavy enrollment season, we intend to balance our efforts to drive growth with a keen focus on profitability and prudent cost controls.”

Appointment of Co-CFOs

Ms. Ping Wei notified the Company of her decision not to serve as Chief Financial Officer of CDEL after her term of office expires on March 9, 2015. Ms. Wei, who has extensive international finance, accounting and audit experience and has served as our Chief Financial Officer since 2008, will remain as a senior financial and strategy consultant to the Company for three years. Effective March 10, 2015, Mr. Mark Marostica and Mr. Philip Chan will serve as Co-Chief Financial Officers of CDEL.

Mr. Marostica has over 15 years’ experience and extensive knowledge in the capital markets, and the education and Internet industries, and will continue to lead corporate development initiatives for the Company as well as strategic planning activities and investor relations. Mr. Marostica has been the Company’s Vice President of Corporate Development and Strategy since January 2015.

Mr. Chan has been the Company’s Financial Controller since 2005 and has had overall responsibility for financial and accounting matters. He has over 19 years of accounting and auditing experience and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. He received a Master degree in Applied Finance from the University of Western Sydney in 2002.

“We extend our special thanks to Ping for her significant contributions over the past several years, including during our debut as a public company in 2008, as well as our follow-on offering last year. Ping has been a highly regarded leader at CDEL, where she oversaw corporate finance, internal audit, business development, and investor relations. We look forward to Ping’s continued contributions in her new role as senior financial and strategy consultant, and extend our best wishes to Ping for the future,” commented Mr. Zhu. “We welcome Mark Marostica and Philip Chan to our senior management team as Co-Chief Financial Officers, and very much look forward to working closely with Mark and Philip to execute our growth strategy.”

First Quarter Fiscal 2015 Financial Results

Net Revenue. Total net revenue increased by 14.9% to $21.5 million in the first quarter of fiscal 2015 from $18.7 million in the first quarter of fiscal 2014. This increase was primarily due to higher revenue in our online education services, books and reference materials and other sources. Net revenue from online education services, books and reference materials, and other sources contributed to 80.9%, 5.9% and 13.2% of total net revenue for the first quarter of fiscal 2015, respectively.

Online education services. Net revenue from online education services increased by 10.4% to $17.4 million in the first quarter of fiscal 2015 from $15.7 million in the prior year period, mainly due to higher revenue from healthcare, engineering and construction courses, and Open Learning Platform.

Books and reference materials. Net revenue from books and reference materials increased by 14.8% to $1.3 million in the first quarter of fiscal 2015 from $1.1 million in the first quarter of fiscal 2014.

Others. Net revenue from other sources increased by 52.7% to $2.8 million in the first quarter of fiscal 2015 from $1.9 million in the first quarter of fiscal 2014. The increase was mainly due to higher revenue from our “Tax School” program and business start-up training courses.

Cost of Sales. Cost of sales increased by 16.6% to $9.8 million in the first quarter of fiscal 2015 from $8.4 million in the first quarter of fiscal 2014. Non-GAAP1 cost of sales increased by 16.3% to $9.8 million in the first quarter of fiscal 2015 from $8.4 million in the first quarter of fiscal 2014. The increase in cost of sales was mainly due to increased lecture fees, salaries and related expenses, rental and related expenses, and other miscellaneous expenses. This increase was partially offset by the decrease in cost of books and reference materials.

Gross Profit. Gross profit increased by 13.5% to $11.6 million in the first quarter of fiscal 2015 from $10.3 million in the prior year period. Non-GAAP1 gross profit increased by 13.7% to $11.7 million in the first quarter of fiscal 2015 from $10.3 million in the prior year period. Gross margin was 54.2% in the first quarter of fiscal 2015, as compared to 54.9% in the first quarter of fiscal 2014. Non-GAAP1 gross margin was 54.3% in the first quarter of fiscal 2015, as compared to 54.9% in the first quarter of fiscal 2014.

Operating Expenses. Total operating expenses increased by 7.6% to $7.0 million in the first quarter of fiscal 2015 from $6.5 million in the prior year period. Non-GAAP1 total operating expenses increased by 5.2% to $6.8 million in the first quarter of fiscal 2015 from $6.4 million in the prior year period. The increase was primarily due to higher marketing and promotional expenses, increased salaries and related expenses, and share-based compensation expenses. This increase was partially offset by the reduction in allowance for doubtful accounts.

Selling expenses. Selling expenses increased by 13.5% to $4.3 million in the first quarter of fiscal 2015 from $3.8 million in the prior year period. Non-GAAP1 selling expenses increased by 13.2% to $4.3 million in the first quarter of fiscal 2015 from $3.8 million in the prior year period, which was primarily driven by an expansion of our marketing and promotional activities, and increased salaries and related expenses.

General and administrative expenses. General and administrative expenses decreased by 0.7% to $2.7 million in the first quarter of fiscal 2015 from $2.7 million in the prior year period. Non-GAAP1 general and administrative expenses decreased by 6.7% to $2.4 million in the first quarter of fiscal 2015 from $2.6 million in the prior year period, primarily due to the reduction in allowance for doubtful accounts. This decrease was partially offset by the increase in salaries and related expenses, and share-based compensation expenses.

Income Tax Expense. Income tax expenses increased by 36.7% to $1.2 million in the first quarter of fiscal 2015 from $0.9 million in the prior year period, primarily due to the increase in taxable income.

Net Income. As a result of the foregoing, net income increased by 33.9% to $4.6 million in the first quarter of fiscal 2015 from $3.4 million in the prior year period. Non-GAAP1 net income increased by 38.5% to $4.8 million in the first quarter of fiscal 2015 from $3.5 million in the prior year period.

Operating Cash Flow. Net operating cash inflow was $6.9 million in the first quarter of fiscal 2015, as compared to net operating cash inflow of $8.1 million in the prior year period. The operating cash inflow was primarily attributable to net income generated in the first quarter of fiscal 2015. An increase in deferred revenue, and accrued expenses and other liabilities also contributed to the cash inflow. This operating cash inflow was partially offset by the increase in prepayment and other current assets, and decrease in income tax payable and refundable fees.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of December 31, 2014 increased by 3.8% to $145.7 million, as compared to $140.4 million as of September 30, 2014, mainly due to robust cash flow generated from operating activities in the first quarter of fiscal 2015.

Outlook

For the second quarter of fiscal 2015, the Company expects to generate total net revenue in the range of $21.6 million to $22.8 million, representing year-over-year growth of approximately 18% to 25%.

For the 2015 fiscal year, the Company expects to generate total net revenue in the range of $123.4 million to $128.3 million, representing year-over-year growth of approximately 27% to 32%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on February 12, 2015 to discuss its first quarter fiscal 2015 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is 2613336.

A telephone replay will be available shortly after the call until February 18, 2015 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 2613336.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2015 and the full fiscal year 2015 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the Company’s open learning platform and plan to build life-long, comprehensive online and mobile learning programs and adapt “big data” solutions) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2014	December 31,2014
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	118,075	108,370
Term deposits	5,702	20,952
Restricted cash	16,637	16,373
Accounts receivable, net of allowance for doubtful accounts of US$867 and US$1,250 as of December 31, 2014 and September 30, 2014, respectively	1,637	1,944
Inventories	449	718
Prepayment and other current assets	3,749	4,742
Deferred tax assets, current portion	2,116	1,948
Deferred cost	1,248	965

Total current assets	149,613	156,012

Non-current assets:
Property, plant and equipment, net	10,721	10,625
Goodwill	7,689	7,607
Other intangible assets, net	1,384	1,268
Deposit for purchase of non-current assets	94	81
Other non-current assets	2,128	1,994

Total non-current assets	22,016	21,575

Total assets	171,629	177,587

Liabilities and equity:
Current liabilities:
Bank borrowing	16,583	16,506
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$21,353 and US$21,275 as of December 31, 2014 and September 30, 2014, respectively)	22,695	23,543
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,908 and US$3,504 as of December 31, 2014 and September 30, 2014, respectively)	4,209	2,499
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$26,974 and US$23,319 as of December 31, 2014 and September 30, 2014, respectively)	23,423	26,996
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,449 and US$5,199 as of December 31, 2014 and September 30, 2014, respectively)	5,199	4,449
Dividend payable	—	28,199

Total current liabilities	72,109	102,192

Non-current liabilities:
Deferred tax liabilities, non-current portion	1,110	1,224

Total non-current liabilities	1,110	1,224

Total liabilities	73,219	103,416

Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2014 and September 30, 2014, respectively; Authorized –500,000,000 shares at December 31, 2014 and September 30, 2014, respectively; Issued and outstanding –142,878,373 and 142,752,873 shares at December 31, 2014 and September 30, 2014, respectively)	14	14
Additional paid-in capital	77,270	56,460
Accumulated other comprehensive income	6,220	5,225
Retained Earnings	14,906	12,472

Total equity	98,410	74,171

Total liabilities and equity	171,629	177,587

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2013	2014

Sales, net of business tax, value-added tax and related surcharges:
Online education services	15,722	17,359
Books and reference materials	1,111	1,275
Others	1,858	2,837

Total net revenues	18,691	21,471

Cost of sales
Cost of services	(7,729)	(9,305)
Cost of tangible goods sold	(701)	(523)

Total cost of sales	(8,430)	(9,828)

Gross profit	10,261	11,643

Operating expenses
Selling expenses	(3,822)	(4,338)
General and administrative expenses	(2,678)	(2,659)

Total operating expenses	(6,500)	(6,997)
Other operating income	49	157

Operating income	3,810	4,803

Interest income	507	826
Interest expense	—	(96)
Exchange (loss) gain	(38)	221

Income before income taxes	4,279	5,754
Less: Income tax expense	(856)	(1,170)

Net income attributable to China Distance Education Holdings Limited	3,423	4,584

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.025	0.032
Diluted	0.025	0.032

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.101	0.128
Diluted	0.100	0.128

Weighted average shares used in calculating net income per share:
Basic	135,805,355	142,667,460
Diluted	137,117,556	143,225,350

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2013	2014
	(Unaudited)	(Unaudited)

Cost of sales	8,430	9,828
Share-based compensation expense in cost of sales	—	20
Non-GAAP cost of sales	8,430	9,808

Selling expenses	3,822	4,338
Share-based compensation expense in selling expenses	—	10
Non-GAAP selling expenses	3,822	4,328

General and administrative expenses	2,678	2,659
Share-based compensation expense in general and administrative expenses	73	229
Non-GAAP general and administrative expenses	2,605	2,430

Gross profit	10,261	11,643
Share-based compensation expenses	—	20
Non-GAAP gross profit	10,261	11,663

Gross profit margin	54.9%	54.2%
Non-GAAP gross profit margin	54.9%	54.3%

Operating income	3,810	4,803
Share-based compensation expenses	73	259
Non-GAAP operating income	3,883	5,062

Operating margin	20.4%	22.4%
Non-GAAP operating margin	20.8%	23.6%

Net income attributable to China Distance Education Holdings Limited	3,423	4,584
Share-based compensation expense	73	259
Non-GAAP net income attributable to China Distance Education Holdings Limited	3,496	4,843

Net income margin	18.3%	21.3%
Non-GAAP net income margin	18.7%	22.6%

Net income per share—basic	0.025	0.032
Net income per share—diluted	0.025	0.032
Non-GAAP net income per share—basic	0.026	0.034
Non-GAAP net income per share—diluted	0.025	0.034

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.101	0.128
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.100	0.128
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.103	0.136
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.102	0.135

Weighted average shares used in calculating basic net income per share	135,805,355	142,667,460
Weighted average shares used in calculating diluted net income per share	137,117,556	143,225,350
Weighted average shares used in calculating basic non-GAAP net income per share	135,805,355	142,667,460
Weighted average shares used in calculating diluted non-GAAP net income per share	137,117,556	143,225,350